Mail Stop 3561

December 28, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. David J. Hepfinger
Chief Executive Officer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471

>   **Re: Weis Markets, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008**
>   **Filed March 12, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 12, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009**
>   **Filed May 7, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009**
>   **Filed August 6, 2009 and Amended August 14, 2009**
>   **Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009**
>   **Filed November 5, 2009**
>   **File No. 001-05039**

Dear Mr. Hepfinger:

        We have reviewed your filings and have the following comments. Where indicated, we think you should amend your documents in response to these comments. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

        Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We

Mr. David J. Hepfinger
Weis Markets, Inc.
December 28, 2009
Page 2

welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Item 1. Business, page 3

1. Please discuss the importance to your business and the duration and effect of any patents, trademarks, licenses, franchises and concessions held. In this regard, we note that you operate your retail food stores under a variety of trade names. Refer to Item 101(c)(iv) of Regulation S-K.

2. Please discuss the extent to which your business is or may be seasonal. Refer to Item 101(c)(v) of Regulation S-K.

Item 1A. Risk Factors, page 3

3. Please revise the headings of your risk factors so that they convey the risks that are otherwise disclosed in those risk factors' discussions. In addition, the three risk factors on page four do not clearly convey the actual risks; accordingly, please revise these risk factors to more precisely articulate the risks being discussed.

4. Please include a risk factor describing the risks to investors associated with being a controlled company.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 5

5. Please revise your disclosure to provide the information required by Item 201(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

6. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Liquidity and Capital Resources, page 12

7. We note your indication on page 12 that your current development plans will require an investment of approximately $80.5 million in 2009. You also state on page 13 you intend to fund this amount as well as working capital requirements through internally generated cash flow from operations. Considering your cash flow from operations has historically aggregated to less than this amount, please disclose your plans if your cash flow from operations is insufficient and what alternative sources of liquidity you have in place, if any.

Exhibits

8. Please file the following documents as exhibits or tell us why you believe such exhibits do not need to be filed:
    - the agreement between you and ICC Decision Services pursuant to which ICC Decision Services provides you with quantitative and qualitative research services,
    - the deferred compensation agreement between you and Mr. Weis, and
    - the outstanding letters of credit in the aggregate amount of $29.2 million.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis

2008 Executive Compensation Components

Base Salary

9. Please expand the discussion regarding your use of the Food Marketing Institute's 2006-2007 Management Compensation Study for Retailers and Wholesales for benchmarking purposes. Please include additional information regarding the 56 retailers and wholesalers utilized in the report. As examples only, you may want to consider discussing the particular industries in which those companies participate and the range of revenues earned by those companies. If you do not have additional information regarding the 56 retailers and wholesales utilized in the report, please include a statement to that effect in your disclosure. In addition, please explain why you have determined to use the study for your benchmarking purposes.

Non-Equity Incentive Plan

10. We note your disclosure of the percentage changes between 2007 and 2008 in the threshold, target and maximum hurdles for sales growth and operating profit growth. Please also disclose the actual threshold, target and maximum hurdles for

sales growth and operating profit growth as established by the compensation committee.

Other Information Concerning the Board of Directors

Review and Approval of Related Party Transactions

11. We note your statement that "activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance" by your audit committee. Please revise your disclosure to describe the standards and criteria that your audit committee considers when determining whether to approve a related party transaction. Refer to Item 404(b) of Regulation S-K.

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

Item 4. Controls and Procedures

12. We note your response dated September 23, 2008 to comment seven of our letter dated September 9, 2008, where you indicate that you will comply with our comment. We remind you that Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Please confirm that you will comply in future filings.

13. We note your response dated September 23, 2008 to comment eight of our letter dated September 9, 2008, where you indicate that you will comply with our comment. Please confirm that you will comply with our request to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter which materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as opposed to "significant changes in [your] internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation." Refer to Item 308(c) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. David J. Hepfinger
Weis Markets, Inc.
December 28, 2009
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Brach Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director